SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 2)

Epicor Software Corporation

(Name of Subject Company)

Epicor Software Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29426L108

(CUSIP Number of Class of Securities)

Thomas F. Kelly

President and Chief Executive Officer

Epicor Software Corporation

18200 Von Karman Ave., Suite 1000

Irvine, California 92612

(949) 585-4000

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

John D. Ireland, Esq. Senior Vice President and General Counsel Epicor Software Corporation 18200 Von Karman Ave., Suite 1000 Irvine, California 92612 (949) 585-4000	Larry W. Sonsini, Esq. Katharine A. Martin, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94301 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Epicor Software Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 28, 2008 and amended on November 5, 2008 (the “Schedule 14D-9”), relating to the tender offer commenced by Elliott ERP LLC (“Purchaser”), a Delaware limited liability company and a subsidiary of Elliott Associates, L.P., a Delaware limited partnership (together with Elliott ERP, “Elliott”), to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) at a purchase price of $9.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated October 15, 2008 and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) contained in the Schedule TO filed by Purchaser with the SEC on October 15, 2008. On November 4, 2008, Elliott announced that they had amended the Offer to adjust the price to be paid pursuant to the Offer to $7.50 per Share. In addition, Purchaser extended the expiration date of the Offer until 11:59 p.m., New York City time, on Monday, November 17, 2008 and modified certain conditions to the Offer. On November 19, 2008, Elliott announced they had further amended the Offer to extend the expiration date of the Offer until 11:59 p.m., New York City time, on Wednesday, December 3, 2008 and further modified a condition to the Offer (the “Extended Offer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

After careful consideration by the Board of Directors, including a thorough review of the Extended Offer with the Company’s financial and legal advisors, the Board of Directors unanimously determined that the Extended Offer is not in the best interests of the Company’s stockholders.

ACCORDINGLY, AND FOR THE REASONS DESCRIBED IN MORE DETAIL BELOW, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE EXTENDED OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE EXTENDED OFFER. If you have tendered your shares, you can withdraw them. For assistance in withdrawing your shares, you can contact your broker or our information agent Innisfree M&A Incorporated at the address and phone number below.

Innisfree M&A Inc.

501 Madison Ave., 20th Floor

New York, NY 10022

Tel: 1-888-750-5834

Item 4.	The Solicitation or Recommendation.

(b)     Background of the Offer

Item 4(b) is amended to add the following after the last paragraph of such section:

On November 18, 2008, Mr. Kelly and Mr. Cohn met at an investor conference and briefly discussed the Offer and Elliott Associates’ desire to have discussions with the Company. Mr. Kelly advised Mr. Cohn that he would inform the Board about their conversation.

On November 19, 2008, Elliott Associates filed an amended Schedule TO with the Securities and Exchange Commission which extended the expiration date of the Offer from 11:59 p.m., New York City time, on Monday, November 17, 2008 to 11:59 p.m., New York City time, on Wednesday, December 3, 2008 and modified certain conditions to the Offer.

On November 19, 2008, the Company’s Board of Directors held a meeting with WSGR, UBS and its other advisors. At the meeting the Board of Directors reviewed the extended Offer, including its modified conditions. The Board of Directors also reviewed with its advisors recent market activity and received an update from the Company’s management on the business environment and recent financial performance. After careful consideration, the Board unanimously determined that the extended Offer continued to not be in the best interests of the Company and its stockholders and unanimously determined to continue to recommend that stockholders reject the extended Offer for the reasons described below under “Reasons for the Board’s Recommendation.”

On November 20, 2008, the Company issued a press release stating that its Board of Directors continues to unanimously recommend that its stockholders reject the extended Offer.

(c)     Reasons for the Board’s Recommendation

Item 4(c) is hereby amended as follows:

1. The words “factor” or “factors” are replaced everywhere such words appear in Item 4(c) with the words “reason” or “reasons” respectively.

2. The following is added immediately prior to the sentence “Based on the foregoing, the Board concluded that the Offer is not in the best interests of the Company and its stockholders and to recommend that Epicor’s stockholders reject the Offer”:

“On November 19, 2008, Elliot Associates amended the Offer to extend the expiration date of the Offer and to revise a condition to the Offer as described in the amendment to Elliot Associate’s Schedule TO on November 19, 2008. The Board considered the extended Offer and determined that the extended Offer continued to not be in the best interests of the Company and its stockholders and to recommend that the Company’s stockholders reject the extended Offer. The Board concluded that all of the reasons set forth above otherwise remained applicable to the extended Offer.”

Item 9.	Materials to be Filed as Exhibits.

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Document	Note
(a)(1)	Press Release issued by the Company on November 20, 2008	1

(1)	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EPICOR SOFTWARE CORPORATION

/s/ John D. Ireland
John D. Ireland
General Counsel and Senior Vice President

Dated: November 20, 2008

INDEX TO EXHIBITS

Exhibit No.	Document	Note
(a)(1)	Press Release issued by the Company on November 20, 2008	1

(1)	Filed herewith.